Exhibit 99.1

New Pacific Metals Announces CEO Transition and New Appointment to the Board

VANCOUVER, BC, Sept. 11, 2023 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company") announces today that Dr. Rui Feng, New Pacific's founder and Chief Executive Officer ("CEO"), has stepped down as CEO.  Andrew Williams has been appointed as CEO, effective immediately.  Mr. Williams previously held the role of President of the Company.

Dr. Feng will remain as a director of the Company until the AGM later in 2023, but will not stand for re-election as a director.

The Company also welcomed Paul Simpson to its Board of Directors effective immediately.

"Having founded New Pacific and made discovery of the Silver Sand deposit, I left the Company as CEO in April 2020 as a corporate governance initiative.  I returned as CEO again in early 2022, and since then New Pacific has delivered a robust Silver Sand PEA and made a discovery at Carangas, which yielded the mineral resource estimate of a globally-significant silver-gold polymetallic deposit.  Now, a new capable team is in place, the timing is right to step down," said Dr. Feng.  "As part of the succession planning, Andrew joined the Company at the beginning of the year and has demonstrated leadership capabilities with integrity and initiative, features required to propel the Company to the next stage of permitting for development of its projects in Bolivia."

Speaking on behalf of the Board of Directors, Terry Salman, Chairman, commented, "The Board wants to express sincerest thanks to our founder, Dr. Feng, for his visionary leadership and exploration expertise that led to acquisition, funding and discovery of a portfolio of world class precious metal projects in Bolivia.  We would not be where we are without him. Rui has worked closely with Andrew and the Board is pleased to have Mr. Williams promoted as the CEO. We look forward to working with Andrew to advance the Silver Sand and Carangas Projects and build value for our shareholders."

"I am both privileged and deeply honored to assume the role of New Pacific's new CEO. I am excited about the opportunity to further build upon the remarkable foundation established by Dr. Feng," said Andrew Williams. "I couldn't be more excited to lead the Company at this pivotal stage and am grateful to work alongside so many inspiring colleagues who are relentlessly focused on advancing our projects in Bolivia."

Mr. Simpson is a Vancouver-based corporate securities and mining lawyer with the firm Armstrong Simpson. He has over 25 years' experience, predominately advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies, and is currently the lead independent director of Silvercorp Metals Inc.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company's flagship project, the Silver Sand silver project, the Company's recently discovered Carangas silver-gold project and the Company's third project, the Silverstrike silver-gold project.

For further information, please contact:

Andrew Williams, Chief Executive Officer
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding: anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects; the Webcast; and the completion and timing for the filing of the Technical Report.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's AIF, MD&A and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia ("COMIBOL") by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to administrative mining contracts; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.  Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 11-SEP-23